ACREX VENTURES LTD.

Suite 1400 – 570 Granville Street, Vancouver, B.C.  V6C 3P1

Tel:  (604) 675-7640      Fax:  (604) 687-4212

News Release

WARRANT TERMS AMENDED AND EXTENDED

Thursday, May 8, 2003, Vancouver, B.C.: Acrex Ventures Ltd. (AKV:TSX.V) (“Company”) has amended the terms of 1,946,433 share purchase warrants – which were issued May 16, 2002. 1,151,500 of the warrants were originally exercisable to purchase one share of the Company at a price of $0.35 per share until May 16, 2003.  794,933 warrants were exercisable at $0.30 per share until May 16, 2003.

The Company has extended the terms of the warrants by one year to May 17, 2004.  During the extended term – commencing May 17, 2003 – each Warrant will be exercisable to purchase an additional share of the Company at a price of $0.40 per share.

The holders of the amended warrants are not required to submit their warrant certificates for alteration.

The terms of other warrants which the Company has outstanding are not amended.

Investor Relations -

Tel:   604-675-7640

e-mail:  info@acrexventures.com

Fax:  604-687-4212

website:  www.acrexventures.com

ACREX VENTURES LTD.

Per:

T.J. Malcolm Powell,

President

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this Release.